UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 000-56692

VERSES AI INC.

(Translation of registrant’s name into English)

205 - 810 Quayside Drive

New Westminster, British Columbia

Canada V3M 6B9

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F	☒ Form 40-F

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSES AI INC.

	By:	/s/ Kevin Wilson
	Name:	Kevin Wilson
	Title:	Chief Financial Officer
Date: February 18, 2025

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release dated January 13, 2025 - VERSES to Release Atari Benchmark Results at World Economic Forum in Davos
99.2	Material Change Report filed on SEDAR+ January 15, 2025 - VERSES AI Inc. Announces Closing of $20,000,000 Prospectus Supplement Offering
99.3	News Release dated January 22, 2025 - VERSES Genius™ Agent Outperforms Leading AI Algorithms at Major Industry Benchmark
99.4	News Release dated January 27, 2025 - VERSES® Partners with Top Australian Telecom for Genius™ Beta
99.5	News Release dated January 30, 2025 - VERSES® Partners with Leading Global Investment Firm for Genius™ Beta